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                          December 7, 2020

       Jeffrey Lown II
       Chief Executive Officer
       Cherry Hill Mortgage Investment Corp
       1451 Route 34
       Suite 303
       Farmingdale, NJ 07727

                                                        Re: Cherry Hill
Mortgage Investment Corp
                                                            Form S-3
                                                            Filed December 2,
2020
                                                            File No. 333-251078

       Dear Mr. Lown II:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David S. Freed, Esq.